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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13D
                              (Section 240.13d-101)
             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
        TO SECTION 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

                              SECTION 240.13d-2(a)

                               (Amendment No. 3)1


                        New World Restaurant Group, Inc.
--------------------------------------------------------------------------------
                                (name of Issuer)


                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    649271103
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                 Mark C. Wehrly
                       Farallon Capital Management, L.L.C.
                         One Maritime Plaza, Suite 1325
                         San Francisco, California 94111
                                 (415) 421-2132
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 30, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 13d-1(f) or
                   240.13d-1(g), check the following box [ ].

                  Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See
         Section 240.13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 34 Pages
                         Exhibit Index Found on Page 29

---------------------------
         1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon

            Capital Partners, L.P.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       34,842 Shares plus certain additional
     BENEFICIALLY                    Shares through  the ownership of additional
       OWNED BY                      Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     34,842 Shares plus certain additional
                                     Shares through  the ownership of additional
                                     Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            34,842 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.3% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- ====================================================================

                               Page 2 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners, L.P.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       37,769 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     37,769 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            37,769 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.4% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- ====================================================================

                               Page 3 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners II, L.P.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            California
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       6,000 Shares plus certain additional Shares
     BENEFICIALLY                    through the ownership of additional
       OWNED BY                      Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     6,000 Shares plus certain additional Shares
                                     through the ownership of additional
                                     Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            6,000 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.1% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- ====================================================================
                               Page 4 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Institutional Partners III, L.P.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       5,090 Shares plus certain additional Shares
     BENEFICIALLY                    through the ownership of additional
       OWNED BY                      Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     5,090 Shares plus certain additional Shares
                                     through the ownership of additional
                                     Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            5,090 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.1% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- ====================================================================

                               Page 5 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Tinicum Partners, L.P.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       1,935 Shares plus certain additional Shares
     BENEFICIALLY                    through the ownership of additional
       OWNED BY                      Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     1,935 Shares plus certain additional Shares
                                     through the ownership of additional
                                     Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            1,935 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.0% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- ====================================================================

                               Page 6 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Capital Management, L.L.C.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       71,589 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     71,589 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            71,589 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.7% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IA, OO
----------- ====================================================================

                               Page 7 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Farallon Partners, L.L.C.
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       85,637 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     85,637 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            85,637 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 0.9% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            OO
----------- ====================================================================

                               Page 8 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            David I. Cohen
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================

                               Page 9 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Chun R. Ding
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 10 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Joseph F. Downes
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 11 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Duhamel
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 12 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Richard B. Fried
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 13 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Monica R. Landry
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================

                               Page 14 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            William F. Mellin
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================

                               Page 15 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Stephen L. Millham
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 16 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Derek C. Schrier
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================

                               Page 17 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Thomas F. Steyer
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================

                               Page 18 of 34 Pages

                                       13D
===================
CUSIP No. 649271103
===================

----------- ====================================================================
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

            Mark C. Wehrly
----------- ====================================================================
            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                           (a) [   ]
                                                           (b) [ X ]**
                           **       The reporting persons making this filing are
    2                               the deemed beneficial owners of an aggregate
                                    of at least  157,226  Shares.  The reporting
                                    person on this cover page,  however,  is the
                                    deemed   beneficial   owner   only   of  the
                                    securities  reported  by  it on  this  cover
                                    page. [See Preliminary Note]
----------- ====================================================================
    3       SEC USE ONLY

----------- ====================================================================
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- ====================================================================
            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    5       TO ITEMS 2(d) OR 2(e)
                                                               [   ]
----------- ====================================================================
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            United States
----------- ====================================================================
                            7        SOLE VOTING POWER
                                     -0-
       NUMBER OF       ------------- ===========================================
                            8        SHARED VOTING POWER
        SHARES                       157,226 Shares plus certain additional
     BENEFICIALLY                    Shares through the ownership of
       OWNED BY                      additional Warrants. [See Preliminary Note]
                       ------------- ===========================================
         EACH               9        SOLE DISPOSITIVE POWER
                                     -0-
       REPORTING       ------------- ===========================================
      PERSON WITH           10       SHARED DISPOSITIVE POWER
                                     157,226 Shares plus certain additional
                                     Shares through the ownership of
                                     additional Warrants. [See Preliminary Note]
----------- ====================================================================
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            157,226 Shares plus certain additional Shares through the ownership of additional Warrants. [See Preliminary Note]
----------- ====================================================================
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
            CERTAIN SHARES (See Instructions)
                                                               [   ]
----------- ====================================================================
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            At least 1.6% [See Preliminary Note]
----------- ====================================================================
    14      TYPE OF REPORTING PERSON (See Instructions)

            IN
----------- ====================================================================


                               Page 19 of 34 Pages

         This Amendment No. 3 to Schedule 13D amends the Schedule 13D initially filed on June 20, 2003 (collectively, with all amendments thereto, the "Schedule 13D").
         Preliminary Note: The Reporting Persons (as defined below) are filing this Amendment to their Schedule 13D with respect to the Common Stock, par value $0.001 per share (the "Shares"), of New World Restaurant Group, Inc. (the "Company"). The Reporting Persons own, in aggregate, 1,744 Shares. In addition, the Reporting Persons own, in aggregate, 158,655 Warrants issued by the Company (the "Warrants") issued pursuant to that certain Warrant Agreement dated June 19, 2001 between the Company and Jefferies & Company, Inc. (the "Warrant Agreement"). Each Warrant is immediately exercisable and represents the right to purchase 0.98 Shares at an exercise price of $1.00 per share. In addition, pursuant to Section 4.28 of that certain Indenture dated as of June 19, 2001 (the "Indenture") for $140,000,000 of the Company's Senior Secured Increasing Rate Notes due 2003 and Senior Secured Increasing Rate Notes due 2003, Series B (together, the "Notes"), the Reporting Persons, as holders of certain Notes, were entitled to receive certain additional Warrants if the Notes were outstanding on each of March 15, 2002, June 15, 2002 and each month thereafter (together, the "Step-up Warrants").
         The Notes were outstanding on each of March 15, 2002, June 15, 2002 and each month thereafter through and including June 15, 2003. As of the date of this filing, the Notes are no longer outstanding. The Reporting Persons therefore believe that, pursuant to the terms of the Indenture, they were entitled to receive Step-up Warrants on March 15, 2002, June 15, 2002 and monthly thereafter through June 15, 2003. As of the date of this filing, the Reporting Persons have received the Warrants that accrued on March 15, 2002, June 15, 2002, July 15, 2002 and August 15, 2002, but none of the Warrants that accrued thereafter (such unissued Warrants being the "Additional Step-up Warrants"). The Reporting Persons are unable to determine or confirm the number of

                               Page 20 of 34 Pages

Warrants they will receive upon the issuance of these Additional Step-up Warrants. The Reporting Persons have therefore noted on their cover pages that they are the deemed beneficial owner of certain additional Shares through the ownership of additional Warrants but have not provided the amount of these additional Shares. Such additional Shares could materially increase the beneficial ownership of the Shares held by the Reporting Persons; provided, however, that the Reporting Persons' deemed beneficial ownership of the percentage of Shares outstanding on any given date (through their ownership of any of the Warrants discussed in this Schedule 13D) will also be affected by the number of Warrants that other Warrant holders may have exercised as of such date.

         The Reporting Persons are filing this Schedule 13D to report their direct ownership of the 1,744 Shares, their deemed beneficial ownership, through the 158,655 Warrants issued to them to date, of an additional 155,482 Shares and their deemed beneficial ownership of additional Shares (in an undetermined amount) due to their entitlement to certain Additional Step-up Warrants. All numbers and percentages contained in this Schedule 13D represent Shares (including Shares owned directly and Shares deemed to be beneficially owned through the 158,655 Warrants owned by the Reporting Persons) and not Warrants, unless stated otherwise. All percentages are based on the 9,841,828 Shares outstanding as of September 30, 2003 (as reported by the Company) plus the additional Shares that would be issued if the Reporting Persons exercised the 158,655 Warrants issued to them to date. The percentages do not assume the exercise of Warrants held by any other persons or entities. For information regarding the Warrants and the "step-up" provisions discussed above, see the Indenture filed as Exhibit 99.10 to the Company's Form 8-K filed on July 3, 2001 and the Warrant Agreement filed as Exhibit 99.13 to the Company's Form 8-K filed on July 3, 2001, both of which are incorporated herein by reference.

                               Page 21 of 34 Pages

         As reported in Item 4 of Amendment No. 1 to this Schedule 13D, on June 26, 2003 the Partnerships and the Managed Accounts entered into an Agreement with the Company pursuant to which they agreed to execute a second amendment to the Warrant Agreement in order to provide that the recapitalization (the "Recapitalization") contemplated by the Equity Restructuring Agreement dated June 26, 2003, by and among the Company and certain holders of the Company's Notes (not including any of the Reporting Persons), would not trigger the anti-dilution provisions contained in the Warrant Agreement. Amendment No. 2 to the Warrant Agreement (the "Second Amendment") was entered into as of September 25, 2003 between the Company, The Bank of New York and the warrant holders listed on Schedule I thereto. The Recapitalization became effective as of September 30, 2003, which involved a 1.6610444-for-one forward stock split ("Forward Stock Split"). In accordance with the Second Amendment, the Forward Stock Split did not increase the number of Warrants held by the Reporting Persons, though it did increase the number of Shares held directly by the Reporting Persons. Immediately following the completion of the Recapitalization, the Company effected a one-for-one hundred reverse stock split. As a result, the Reporting Persons' beneficial ownership of outstanding Shares fell below 5%.


Item 5.  Interest In Securities Of The Issuer.
------   ------------------------------------

         Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

         (a)      The Partnerships
                  ----------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Partnership is incorporated herein by reference for each such Partnership. The percentage amount set forth in Row 13 for all cover pages filed herewith hereto with respect to the Partnerships is calculated based upon the sum of (i) the 9,841,828 Shares outstanding as of September 30, 2003 as reported by the Company and
                           (ii) with respect to each Partnership, the number of Shares for which the Warrants owned by such Partnership can be exercised.

                               Page 22 of 34 Pages

                  (c) There have been no transactions in the Shares or Warrants since the filing of the prior Schedule 13D.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Individual Reporting Persons are managing members of the General Partner.

                  (e) As of September 30, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         (b)      The Management Company
                  ----------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page hereto for the Management Company is calculated based upon the sum of (i) the 9,841,828 Shares outstanding as of September 30, 2003 as reported by the Company and
                           (ii) the number of Shares for which the Warrants owned by the Managed Accounts can be exercised.

                  (c) There have been no transactions in the Shares or Warrants since the filing of the prior Schedule 13D.

                  (d) The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by the Managed Accounts. The Individual Reporting Persons are managing members of the Management Company.

                  (e) As of September 30, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         (c)      The General Partner
                  -------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for the General Partner is incorporated herein by reference. The percentage amount set forth in Row 13 of the cover page for the General Partner is calculated based upon the sum of
                           (i) the 9,841,828 Shares outstanding as of September 30, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by each of the Partnerships can be exercised.

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and

                               Page 23 of 34 Pages

                           Warrants.   The  Individual   Reporting  Persons  are
                           managing members of the General Partner.

                  (e) As of September 30, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         (d)      The Individual Reporting Persons
                  --------------------------------

                  (a),(b) The information set forth in Rows 7 through 13 of the cover page hereto for each Individual Reporting Person is incorporated herein by reference for each such Individual Reporting Person. The percentage amount set forth in Row 13 for all cover pages filed herewith with respect to the Individual Reporting Persons is calculated based upon the sum of (i) the 9,841,828 Shares outstanding as of September 30, 2003 as reported by the Company and (ii) the number of Shares for which the Warrants owned by each of the Partnerships and the Managed Accounts can be exercised.

                  (c)      None.

                  (d) The General Partner has the power to direct the affairs of the Partnerships, including the disposition of the proceeds of the sale of the Shares and Warrants. The Management Company, as an investment adviser, has the power to direct the disposition of the proceeds of the sale of the Shares and Warrants held by the Managed Accounts. The Individual Reporting Persons are managing members of the General Partner. The Individual Reporting Persons are managing members of the Management Company.

                  (e) As of September 30, 2003, the Reporting Persons were no longer the beneficial owner of 5% or more of the outstanding Shares.

         The Shares reported hereby for the Partnerships are beneficially owned by the Partnerships and those reported by the Management Company on behalf of the Managed Accounts are beneficially owned by the Managed Accounts (through the Partnerships' and Managed Accounts' ownership, respectively, of Shares and Warrants). The General Partner, as general partner to the Partnerships, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships (through their ownership of Shares and Warrants). The Management Company, as investment adviser to the Managed Accounts, may be deemed to be the beneficial owner of all such Shares beneficially owned by the Managed Accounts (through their ownership of Shares and Warrants). The Individual Reporting Persons, as managing members of both the General Partner and/or the Management Company, may each be deemed to be the beneficial owner of all such Shares beneficially owned by the Partnerships and the Managed Accounts (through their ownership of Shares and Warrants). Each of the Management Company, the General Partner and the Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

                               Page 24 of 34 Pages

Item 6.  Contracts, Arrangements, Understandings Or
------   ------------------------------------------
         Relationships With Respect To Securities Of The Issuer.
         ------------------------------------------------------

         Item 6 of the Schedule 13D is amended and supplemented as follows:

         Except for the Second Amendment described in the Preliminary Note, the Note Agreement, as described in Item 4 of Amendment No. 2 to the Schedule 13D, the Indenture described in the Preliminary Note of Amendment No. 2 to the
Schedule  13D, the  Standstill  Agreement  described in Item 4 of the  Reporting
Person's original Schedule 13D filed on June 20, 2003 and the Agreement as described in Item 4 of Amendment No. 1 to the Schedule 13D, and as otherwise described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.  Materials To Be Filed As Exhibits.
------   ---------------------------------

         There is filed herewith as Exhibit 13 the Second Amendment, as described in the Preliminary Note above. Such Second Amendment is incorporated herein by reference.

                               Page 25 of 34 Pages

                                   SIGNATURES

         After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  October 9, 2003

                         /s/ Joseph F. Downes
                         ----------------------------------------
                         FARALLON PARTNERS, L.L.C.,
                         on its own behalf and as General Partner of
                         FARALLON CAPITAL PARTNERS, L.P.,
                         FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P., FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P., And TINICUM PARTNERS, L.P.
                         By Joseph F. Downes,
                         Managing Member

                         /s/ Joseph F. Downes
                         ----------------------------------------
                         FARALLON CAPITAL MANAGEMENT, L.L.C.,
                         By Joseph F. Downes,
                         Managing Member

                         /s/ Joseph F. Downes
                         ----------------------------------------
                         Joseph F. Downes, individually and as attorney-in-fact for each of David I. Cohen, Chun R. Ding, William F. Duhamel, Richard B. Fried, Monica R. Landry, William
                         F. Mellin, Stephen L. Millham, Derek C. Schrier, Thomas F. Steyer and Mark C. Wehrly.

         The Powers of Attorney, each executed by Cohen, Mellin, Millham and Steyer authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on January 20, 1998, by such Reporting Persons with respect to the Units of Spiros Development Corporation II, Inc., are hereby incorporated by reference. The Powers of Attorney, each executed by Duhamel and Fried authorizing Downes to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 7 to the Schedule 13D filed with the Securities and Exchange Commission on February 9, 1999 by such Reporting Persons with respect to the Callable Class A Common Stock of Crescendo Pharmaceuticals Corporation, are hereby incorporated by reference. The Power of Attorney executed by Mark C. Wehrly authorizing Downes to sign and file this
Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13D filed with the Securities and Exchange Commission on January 18, 2000, by such Reporting Person with respect to the Class A Common Stock of Momentum Business Applications, Inc., is hereby incorporated by reference. The Power of Attorney executed by Monica R. Landry authorizing

                               Page 26 of 34 Pages

Downes to sign and file this Schedule 13D on her behalf, which was filed with the Schedule 13G filed with the Securities and Exchange Commission on January 22, 2001, by such Reporting Person with respect to the Common Stock of Korn/Ferry International, is hereby incorporated by reference. The Powers of Attorney executed by each of Chun R. Ding and Derek C. Schrier authorizing
Downes to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Person with respect to the Common Stock of Salix Pharmaceuticals, Ltd., is hereby incorporated by reference.

                               Page 27 of 34 Pages

                                                                         ANNEX 1

         Set forth below with respect to the Management Company and the General Partner is the following information: (a) name; (b) address; (c) principal business; (d) state of organization; and (e) controlling persons. Set forth below with respect to each managing member of the Management Company and the General Partner is the following: (a) name; (b) business address; (c) principal occupation; and (d) citizenship.

1.       The Management Company
         ----------------------

         (a)      Farallon Capital Management, L.L.C.
         (b)      One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as investment adviser to various managed accounts
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Richard B. Fried, Monica R. Landry, William F.
                  Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

2.       The General Partner
         -------------------

         (a)      Farallon Partners, L.L.C.
         (b)      c/o Farallon Capital Management, L.L.C.
                  One Maritime Plaza, Suite 1325
                  San Francisco, California  94111
         (c)      Serves as general partner to investment partnerships
         (d)      Delaware limited liability company
         (e) Managing Members: Thomas F. Steyer, Senior Managing Member; David I. Cohen, Chun R. Ding, Joseph F. Downes, William F. Duhamel, Fleur E. Fairman, Richard B. Fried, Monica R. Landry, William F. Mellin, Stephen L. Millham, Derek C. Schrier and Mark C. Wehrly, Managing Members.

3.       The Individual Reporting Persons/The Managing Members
         -----------------------------------------------------

         Except as stated below, each of the Managing Members (including the Individual Reporting Persons) is a United States citizen whose business address is c/o Farallon Capital Management, L.L.C., One Maritime Plaza, Suite 1325, San Francisco, California 94111. The principal occupation of Thomas F. Steyer is serving as senior managing member of the Management Company and the General Partner. The principal occupation of each other Managing Member is serving as a managing member of the Management Company and/or the General Partner. None of the Managing Members (including the Individual Reporting Persons) have any additional information to disclose with respect to Items 2-6 of the
         Schedule 13D that is not already disclosed in the Schedule 13D.

                               Page 28 of 34 Pages

                                  EXHIBIT INDEX

EXHIBIT 13 Amendment No. 2 to Warrant Agreement of New World Restaurant Group, Inc., dated as of September 25, 2003, between New World Restaurant Group, Inc., The Bank of New York and the warrant holders listed on Schedule I thereto




                               Page 29 of 34 Pages

                                                                      EXHIBIT 13
                                                                              to
                                                                    SCHEDULE 13D

                                 AMENDMENT NO.2
                                       TO
                                WARRANT AGREEMENT
                                       OF
                        NEW WORLD RESTAURANT GROUP, INC.
               (FORMERLY, NEW WORLD COFFEE-MANHATTAN BAGEL, INC.)

                            As of September 25, 2003

         Amendment No. 2 to the Warrant Agreement dated as of June 19, 2001 between New World Restaurant Group, Inc., formerly New World Coffee-Manhattan Bagel, Inc. (the "Company"), The Bank of New York, as successor in interest to the corporate trust business of United States Trust Company of New York, as warrant agent (the "Warrant Agent"), and the warrant holders listed on Schedule I (the "Warrant Holders").

         The Company and the Warrant Agent are parties to a Warrant Agreement, dated as of June 19, 2001, as amended (the "Warrant Agreement").

         The Company and the Warrant Holders desire to effect a recapitalization of the equity capital of the Company pursuant to the Equity Restructuring Agreement dated June 26, 2003 between the Company and Greenlight Capital, L.P., Greenlight Capital Qualified, L.P., Greenlight Capital Offshore, Ltd., Brookwood New World Investors, L.L.C., NWCI Holdings, LLC and Halpern Denny Fund III, L.P. (the "Equity Restructuring Agreement").

         The Warrant Holders hold more than a majority in number of the outstanding Warrants as of September 25, 2003.

         The parties hereby agree as follows:

         I. Capitalized terms used and not defined herein shall have the meanings assigned to them in the Warrant Agreement.

         2. The Warrant Agreement is amended by adding the following to Section 5.1:

                  "(p) Anti-dilution Waiver Provision. Notwithstanding any other provision hereof, it is expressly understood that the Warrants shall not be adjusted in connection with the restructuring of the Company's equity capital occurring on or prior to September 30, 2003 pursuant to, and on the terms set forth in the Equity Restructuring Agreement, including, without limitation:

                           i. certain holders of the Series F preferred stock, par value $0.001 per share, of the Company (the "Series F Preferred Stock") will convert all of their shares of Series F Preferred Stock bf the Company, and all of their Common Stock and warrants to purchase Common Stock into shares of a newly-issued non-interest bearing preferred security of the Company, having an

                               Page 30 of 34 Pages
                                    aggregate  face amount of $57 million  which
                                    is  redeemable  by the  Company  in 6  years
                                    (such    transactions    are   referred   to
                                    collectively as the "Exchange");

                           ii. upon consummation of the Exchange, the Company will effect a 1.6610444-for-one forward  stock  split  (the  "Forward  Stock
                                    Split") of the Company's  outstanding Common
                                    Stock With no fractional shares to be issued in connection with the Forward Stock Split;

                           iii. all remaining holders of Series F Preferred Stock of the Company will convert all of the remaining shares of Series F Preferred Stock of the Company (the shares issued upon such conversion shall not be subject to the
                                    Forward   Stock  Split)   according  to  the
                                    provisions   set   forth   in   the   Equity
                                    Restructuring Agreement; and

                           iv. upon the closing of the transactions set forth in the Equity Restructuring Agreement, the Company's capitalization will be as set forth in the Equity Restructuring Agreement.


         3. The Warrant Agent shall send a notice to each Holder stating that the Warrant Agreement has been amended and setting forth the new Section 5.1(p) in the form attached hereto as Exhibit A.


         4. The Warrant Agent shall not be liable or responsible for the validity or sufficiency of this Amendment No. 2 or the due authorization and delivery by the Company or the Warrant Holders.


         5. Except as provided in this Amendment No. 2, the Warrant Agreement shall remain in effect without change.


         6. This Amendment No. 2 may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original; and such counterparts shall together constitute but one and the same instrument.

                               Page 31 of 34 Pages

         IN WITNESS WHEREOF, the undersigned have caused this Amendment No. 2 to be executed by their duly authorized officer as of the date first written above.

                           NEW WORLD RESTAURANT, INC.


                           By: /s/ Anthony D. Wedo
                              -----------------------------------------
                               Name:  Anthony D. Wedo
                               Title: Chairman and Chief Restructuring Officer



                           THE BANK OF NEW YORK, as Warrant Agent


                           By: /s/ Margaret M. Ciesmelewski
                              -----------------------------------------
                               Name:  Margaret M. Ciesmelewski
                               Title: Vice President



                           BET ASSOCIATES, L.P.


                           By: /s/ Bruce E. Toll
                              -----------------------------------------
                               Name:
                               Title:



                           BRUCE & ROBBI S TOLL FOUNDATION


                           By: /s/ Bruce E. Toll
                              -----------------------------------------
                               Name:
                               Title:



                           TOLL FAMILY TRUST


                           By: /s/ Bruce E. Toll
                              -----------------------------------------
                               Name:
                               Title:



                           BRUCE E. TOLL


                           By: /s/ Bruce E. Toll
                              -----------------------------------------
                               Name:
                               Title:

                               Page 32 of 34 Pages

                           FARALLON CAPITAL PARTNERS, L.P.
                           FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P. FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P. TINICUM PARTNERS, L.P.

                           By: FARALLON PARTNERS, L.L.C., their General Partner


                           By: /s/ Derek C. Schrier
                              -----------------------------------------
                               Name:  Derek C. Schrier
                               Title: Managing Member



                           FARALLON CAPITAL OFFSHORE INVESTORS, INC.

                           By: FARALLON CAPITAL MANAGEMENT, L.L.C., its Agent and Attorney-in-Fact


                           By: /s/ Derek C. Schrier
                              -----------------------------------------
                               Name:  Derek C. Schrier
                               Title: Managing Member

                               Page 33 of 34 Pages

                                   Schedule I

----------------------------------------- --------------------------------------
Warrant Holder                            Warrant Shares Held
----------------------------------------- --------------------------------------
BET Associates, L.P.                      403,956
----------------------------------------- --------------------------------------
Bruce E & Robbi S Toll Foundation         141,414
----------------------------------------- --------------------------------------
Toll Family Trust                         20,188
----------------------------------------- --------------------------------------
Bruce E. Toll                             40,376
----------------------------------------- --------------------------------------
Farallon Partners, L.L.C. and Farallon    25,811,828
Capital Management, L.L.C. and their
affiliates
----------------------------------------- --------------------------------------
Total:                                    26,420,762
----------------------------------------- --------------------------------------

                               Page 34 of 34 Pages